May 16, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance Attn: Larry Spirgel, Assistant Director

100 F Street, N.E.

Washington, DC 20549

Re: EFJ, Inc. (the “Company”), Form 10-K December 31, 2005, filed March 9, 2006, File No. 0-21681

Dear Mr. Spirgel,

We have reviewed the Staff’s comments to our Company’s Report on Form 10-K for the year ended December 31, 2005 (“2005 10-K Report”), as outlined in your letter dated May 10, 2006. Based upon your comments, the Company has amended Item 9A of its 2005 10-K Report to include the required statement that the Company’s disclosure controls and procedures are effective as of the end of the period covered by such report.

In connection with your comment letter, the Company acknowledges the following: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission form taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, or if you desire any further information, please let me know. Please contact me at 972-819-2398 or 214-695-9555.

Sincerely,

/s/ Jana Ahlfinger Bell
Jana Ahlfinger Bell
Chief Financial Officer
EFJ, Inc.

Response to SEC Comment Letter	May 15, 2006

cc:	Robert S. Littleage, Jr., SEC, Accounting Branch Chief

Andrew Mew, SEC, Senior Staff Accountant

Charles H. Schweiger, Audit Partner, Grant Thornton

Michael Jalbert, Chairman, CEO and President

Edward Bersoff, Audit Committee Chairperson

R. Andrew Massey, General Counsel